Exhibit 99.1

Canopy Growth Corporation

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

for the THREE MONTHS ended JUNE 30, 2018 and 2017

(in Canadian dollars)

Canopy Growth Corporation

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED		June 30,	March 31,
(Expressed in CDN $000's)	Notes	2018	2018

Assets
Current assets
Cash and cash equivalents	24	$657,896	$322,560
Amounts receivable	4	27,746	21,425
Biological assets	5	52,811	16,348
Inventory	6	118,204	101,607
Prepaid expenses and other assets	7	36,137	19,837
		892,794	481,777

Property, plant and equipment	8	479,898	303,682
Other long-term assets	7	26,973	8,340
Investments in associates and joint ventures	13	93,269	63,106
Other financial assets	14	177,282	163,463
Intangible assets	10	101,723	101,526
Goodwill	10	340,374	314,923

		$2,112,313	$1,436,817

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$127,248	$89,571
Deferred revenue		767	900
Current portion of long-term debt	16(a)	2,539	1,557
		130,554	92,028

Long-term debt	16(a)	617,749	6,865
Deferred tax liability		30,815	33,536
Long-term financial liabilities	16(b)	108,732	61,150

		887,850	193,579

Commitments and contingencies	23

Shareholders' equity
Share capital	18	1,124,485	1,076,838
Other reserves	18	145,564	127,418
Accumulated other comprehensive income		39,280	46,166
Deficit		(171,926)	(91,649)

Equity attributable to Canopy Growth Corporation		1,137,403	1,158,773

Non-controlling interests	12	87,060	84,465

Total equity		1,224,463	1,243,238

		$2,112,313	$1,436,817

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2017
UNAUDITED		June 30,	June 30,
(Expressed in CDN $000's except share amounts)	Notes	2018	2017
			(Restated - see note 3)

Revenue		$25,916	$15,873

Inventory production costs expensed to cost of sales		14,832	7,161

Gross margin before the undernoted		11,084	8,712

Fair value changes in biological assets included in inventory sold and other inventory charges	6	26,388	10,784
Unrealized gain on changes in fair value of biological assets	5	(57,289)	(20,254)

Gross margin		41,985	18,182

Sales and marketing		17,266	6,405
Research and development		756	133
General and administration		19,588	7,493
Acquisition-related costs		1,884	836
Share-based compensation expense	18(b)	23,072	2,881
Share-based compensation expense related to acquisition milestones	18(c)	7,095	1,130
Depreciation and amortization		3,030	3,544

Operating expenses		72,691	22,422

Loss from operations		(30,706)	(4,240)

Share of loss on equity investments	13	(2,569)	-
Other expense, net	19	(60,426)	(3,601)
Total other expense, net		(62,995)	(3,601)

Loss before income taxes		(93,701)	(7,841)

Income tax (expense) recovery		2,723	(1,333)

Net loss		$(90,978)	$(9,174)

Net loss attributable to:
Canopy Growth Corporation		$(80,277)	$(9,054)
Non-controlling interests		(10,701)	(120)
		$(90,978)	$(9,174)

Earnings per share, basic and diluted
Net loss per share:	21	$(0.40)	$(0.06)
Weighted average number of outstanding common shares:		200,160,740	163,884,269

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2017
UNAUDITED		June 30,	June 30,
(Expressed in CDN $000's)	Notes	2018	2017

Net loss		$(90,978)	$(9,174)

Fair value changes on equity instruments at FVOCI	14	11,157	(9,285)
Fair value changes of own credit risk of financial liabilities designated at FVTPL	16(a)	(9,420)	-
Exchange differences on translating foreign operations		(1,320)	406
Income tax		(230)	1,230
		187	(7,649)

Comprehensive loss		$(90,791)	$(16,823)

Comprehensive loss attributable to:
Canopy Growth Corporation		$(87,163)	$(16,703)
Non-controlling interests		(3,628)	(120)
		$(90,791)	$(16,823)

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2017
UNAUDITED				Other reserves			Accumulated other comprehensive income
(Expressed in CDN $000's except share amounts)	Note	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes, net of tax	Deficit	Non-controlling interests	Shareholders' equity

Balance at March 31, 2017		162,187,262	$621,541	$23,415	$-	$-	$198	$15,900	$(21,296)	$(32)	$639,726
Issuance of shares from acquisitions		1,671,196	28,263	845	1,303	-	-	-	-	-	30,411
Exercise of warrants		-	-	-	-	-	-	-	-	-	-
Exercise of ESOP stock options		728,776	2,413	(836)	-	-	-	-	-	-	1,577
Non-controlling interests from acquisitions
Other share issuances		21,959	234	(234)	-	-	-	-	-	-	-
Fair value changes on available for sale investments, net of tax		-	-	-	-	-	-	(8,055)	-	-	(8,055)
Share-based compensation		-	-	3,563	-	-	-	-	-	-	3,563
Non-controlling interest arising from Canopy Rivers financing net of share issue costs of $1,425		-	-	-	-	120	-	-	-	35,135	35,255
Additional non-controlling interest relating to share-based payment		-	-	-	-	-	-	-	-	395	395
Net loss		-	-	-	-	-	-	-	(9,054)	(120)	(9,174)
Other comprehensive income		-	-	-	-	-	406	-	-	-	406
Balance at June 30, 2017		164,609,193	$652,451	$26,753	$1,303	$120	$604	$7,845	$(30,350)	$35,378	$694,104

Balance at March 31, 2018		199,320,981	$1,076,838	$57,982	$70,455	$(1,019)	$608	$45,558	$(91,649)	$84,465	$1,243,238
Issuance of shares from acquisitions	18(a)(ii)	717,097	26,202	694	-	-	-	-	-	-	26,896
Exercise of warrants	18(a)(iv)	35,110	322	-	(189)	-	-	-	-	-	133
Exercise of ESOP stock options	18(b)	637,187	9,414	(4,318)	-	-	-	-	-	-	5,096
Other share issuances	18(a)(iii)	609,741	11,991	(3,310)	-	-	-	-	-	-	8,681
Share-based compensation	18(b)	-	-	23,521	-	-	-	-	-	-	23,521
Issuance of restricted share units	18(b)	-	-	2,247	-	-	-	-	-	-	2,247
Other share issue costs		-	(282)	-	-	-	-	-	-	-	(282)
Ownership change arising from changes in non-controlling interest	12	-	-	-	-	(499)	-	-	-	1,040	541
Additional non-controlling interest related to share based payments	12	-	-	-	-	-	-	-	-	5,183	5,183
Net loss		-	-	-	-	-	-	-	(80,277)	(10,701)	(90,978)
Other comprehensive income		-	-	-	-	-	(1,320)	(5,566)	-	7,073	187
Balance at June 30, 2018		201,320,116	$1,124,485	$76,816	$70,266	$(1,518)	$(712)	$39,992	$(171,926)	$87,060	$1,224,463

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2017
UNAUDITED		June 30,	June 30,
(Expressed in CDN $000's)	Notes	2018	2017
			(Restated - see note 3)
Net inflow (outflow) of cash related to the following activities:

Operating
Net loss		$(90,978)	$(9,174)
Adjustments for:
Depreciation of property, plant and equipment		3,661	1,735
Amortization of intangible assets		2,632	3,322
Share of loss on equity investments		2,569	-
Fair value changes in biological assets included in inventory sold and other inventory charges		26,388	10,784
Unrealized gain on changes in fair value of biological assets		(57,289)	(20,254)
Share-based compensation	18	30,951	3,958
Loss on disposal of property, plant and equipment and intangible assets		1,840	143
Other assets		(3,120)	-
Other income and expense	19	56,312	3,500
Income tax (recovery) expense		(2,951)	1,333
Increase in fair value of acquisition consideration related liabilities		-	-
Non-cash interest and FX impact on assets		834	-
Changes in non-cash operating working capital items	24	(38,490)	(7,739)

Net cash used in operating activities		(67,641)	(12,392)

Investing
Purchases and deposits of property, plant and equipment and assets in process		(153,654)	(9,749)
Purchases of intangible assets and intangibles in process		(2,815)	(34)
Purchases of restricted investments		(1,212)	-
Investments in associates		(3,500)	-
Investments in other financial assets		(21,759)	-
Net cash inflow (outflow) on acquisition of subsidiaries	9	(41)	(391)

Net cash used in investing activities		(182,981)	(10,174)

Financing
Payment of share issue costs		(301)	(1,515)
Proceeds from issuance of shares by Canopy Rivers		787	36,680
Proceeds from exercise of stock options		1,758	1,511
Proceeds from exercise of warrants		133	-
Issuance of long-term debt	16	600,000	-
Payment of long-term debt issue costs		(16,045)	-
Increase/(decrease) in finance lease obligations		(54)	-
Repayment of long-term debt		(320)	(416)
Net cash provided by financing activities		585,958	36,260

Net cash inflow		335,336	13,694
Cash and cash equivalents, beginning of period		322,560	101,800

Cash and cash equivalents, end of period		$657,896	$115,494

Refer to Note 24 for supplementary cash flow information

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

1.	Description of business

Canopy Growth Corporation (“Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario with its common shares listed on the TSX, under the trading symbol “WEED” and as of May 24, 2018 on the NYSE, under the trading symbol “CGC”.

The condensed interim consolidated financial statements as at and for the three months ended June 30, 2018, and 2017, include Canopy Growth and its subsidiaries (together referred to as “the Company”) and the Company’s interest in affiliated companies.

The principal activities of the Company are the growing, possession and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada. The Company is also expanding to jurisdictions outside of Canada where federally lawful and regulated including subsidiaries which operate in Europe, Latin America and the Caribbean. Through its subsidiary Canopy Rivers Corporation (“Canopy Rivers”), the Company also provides growth capital and a strategic support platform that pursues investment opportunities in the global cannabis sector, where federally lawful.

2.	Basis of presentation

Statement of compliance

The condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting, following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended March 31, 2018 except as described in Note 3 to the financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements of the Company for the year ended March 31, 2018, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on August 14, 2018.

Basis of measurement

These consolidated financial statements have been prepared in Canadian dollars on a historical cost basis except for biological assets, assets classified as held for sale, available for sale investments, other long-term liabilities and derivatives, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether the price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.

Further information on fair value measurements is available in Notes 5 and 25.

Classification of expenses

The expenses within the statements of operations and comprehensive loss are presented by function. Refer to Note 20 for details of expenses by nature.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

3.	CHANGES IN Accounting policies and new ACCOUNTING STANDARDS AND INTERPRETATIONS

(a) Change in accounting policies

Effective April 1, 2018, the Company has changed its accounting policy with respect to production and fulfillment related depreciation. Prior to this change, the Company expensed all depreciation and amortization costs as operating expenses. The Company now capitalizes production related depreciation and amortization to biological assets and inventory and expenses this depreciation to costs of goods sold as inventory is sold. In addition, depreciation and amortization associated with shipping and fulfillment will be recorded to cost of goods sold as period charges. Previously this depreciation and amortization was grouped with other depreciation and amortization on the statement of operations. The Company believes that the revised policy and presentation provides more relevant financial information to users of the financial statements.

The Company’s amended policy is as follows:

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs, and production related depreciation. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Cost to sell includes post-harvest production, shipping and fulfillment costs. The net unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations of the related period. Seeds are measured at fair value.

Inventories

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, materials, packaging supplies, utilities, facilities costs, quality and testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the average cost basis.

The line item “Inventory production costs expensed to cost of sales” in the Consolidated Statements of Operations is comprised of the cost of inventories expensed in the period and the direct and indirect costs of shipping and fulfillment including labour related costs, materials, shipping costs, customs and duties, royalties, utilities, facilities costs, and shipping and fulfillment related depreciation and the costs of non-cultivating production subsidiaries.

The change in accounting policy has been applied retrospectively. The Company has restated the comparative figures in the condensed interim consolidated statement of operations and the condensed interim consolidated statement of cash flows. The following tables summarize the effects of the change described above.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

Line item on the condensed interim consolidated statement of operations:

	As previously		As
For the three months ended June 30, 2017	reported	Adjustment	restated
Revenue	15,873	-	15,873
Inventory production costs expensed to cost of sales	6,848	313	7,161
Gross margin before the undernoted	9,025	(313)	8,712

Fair value changes in biological assets included in inventory sold and other inventory charges	11,000	(216)	10,784
Unrealized gain on changes in fair value of biological assets	(21,670)	1,416	(20,254)
Gross margin	19,695	(1,513)	18,182

Depreciation and Amortization	5,057	(1,513)	3,544

Line item on condensed interim consolidated statement of cash flows:

	As previously		As
For the three months ended June 30, 2017	reported	Adjustment	restated
Operating
Fair value changes in biological assets included in inventory sold and other inventory charges	11,000	(216)	10,784
Unrealized gain on changes in fair value of biological assets	(21,670)	1,416	(20,254)
Changes in non-cash operating working capital items	(6,539)	(1,200)	(7,739)

(b) New or amended standards effective April 1, 2018

The Company has adopted the following new or amended IFRS standards for the annual period beginning on April 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis to medical customers for a fixed price is recognized when the Company transfers control of the good to the customer.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified in a similar manner as under IAS 39.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss [“FVTPL”], transaction costs. Financial assets are subsequently measured at:

i)	FVTPL;
ii)	amortized cost;
iii)	debt measured at fair value through other comprehensive income [“FVOCI”];
iv)	equity investments designated at FVOCI; or
v)	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” [the “SPPI test”] as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The Company has elected to measure investments in equity instruments of AusCann, JWC, HydRx, Vapium, Good Leaf, Solo Growth and LiveWell which are included in Other financial assets on the Statement of Financial Position, at FVOCI on transition or initial recognition as these investments are long-term and strategic in nature, and net changes in fair value are more suited to be presented in other comprehensive income.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of April 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9, other than convertible debentures, are initially measured at fair value and subsequently measured at amortized cost. The convertible debenture issued by the Company in June 2018 has been designated at FVTPL upon initial recognition as permitted by IFRS 9 as the debenture contains multiple embedded derivatives.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	FVTPL	FVTPL
Accounts receivables	Loans and receivables	Amortized cost
Interest receivable	Loans and receivables	Amortized cost
Restricted investments	Loans and receivables	Amortized cost
Other financial assets	Available for sale, loans and receivables and FVTPL	FVOCI and FVTPL
Accounts payable and accrued liabilities	Other liabilities	Other liabilities
Long-term debt	Other liabilities	Other liabilities
Convertible debentures	Not applicable	FVTPL
BC Tweed and Vert Mirabel put liability	FVTPL	FVTPL
Acquisition consideration related liabilities	FVTPL	FVTPL

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The Company’s investments in the JWC royalty interest, Agripharm royalty interest and Radicle repayable debenture (Note 14) were classified as loans and receivables and measured at amortized cost under IAS 39. Under IFRS 9, these investments are classified and measured at FVTPL as these investments fail the SPPI test. The change in classification of these investments did not impact the carrying amounts of these investments on the transition date.

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss [“ECL”] model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at April 1, 2018.

(c) New and revised IFRS in issue but not yet effective

IFRS 16 Leases (“IFRS 16”)

IFRS 16 was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for the Company for its annual period ending March 31, 2020 with early adoption permitted. The Company is continuing to assess the impact of this new standard on its financial position and financial performance.

4.	amounts receivable

Amounts receivable was comprised of:

	June 30,	March 31,
	2018	2018

Accounts receivable	$5,547	$5,863
Commodity tax receivable	21,708	15,262
Interest receivable	491	300

Total amounts receivable	$27,746	$21,425

5.	Biological assets

The Company’s biological assets consists of seeds and cannabis plants. The continuity of biological assets for the three months ended June 30, 2018 was as follows:

June 30,
2018

Balance, beginning of period	$16,348
Purchases (use) of seeds	(1)
Disposed biological assets due to disposal of consolidated entity	-
Unrealized gain on changes in fair value of biological assets	57,289
Increase in biological assets due to capitalized costs	17,874
Transferred to inventory upon harvest	(38,699)

Balance, end of period	$52,811

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. Stage of growth is determined by reference to costs incurred to date as a percentage of total expected costs from inception to harvest. As at June 30, 2018, on average, the biological assets were 36% complete as to the next expected harvest date, compared to a 12% average stage of completion as at March 31, 2018.

The significant unobservable inputs and their range of values are noted in the table below:

Unobservable Inputs	Range	Sensitivity
Estimated Yield per Plant – varies by strain and is obtained through historical growing results (trailing 6-months moving average) or grower estimate if historical results are not available.	60 grams/plant to 478 grams/plant	A slight increase in the estimated yield per plant would result in a significant increase in fair value, and vice versa.
Listed Selling Price of Dry Cannabis – varies by strain and is obtained through listed selling prices or estimated selling prices if historical results are not available.	$5.11 to $12/gram	A slight increase in the estimated selling price per strain would result in a significant increase in fair value, and vice versa.

6.	Inventory

Inventory was comprised of the following items:

	June 30,	March 31,
	2018	2018
Dry Cannabis
Finished goods	$13,352	$14,114
Work-in-process	58,403	51,309
	71,755	65,423
Cannabis Oils
Finished goods	20,632	9,624
Work-in-process	14,602	20,574
	35,234	30,198

Capsules - Finished goods	7,755	2,705
Seeds - Finished goods	61	63
	7,816	2,768

	114,805	98,389
Product for resale (vaporizers and other)	504	571
Supplies and consumables	2,895	2,647

	$118,204	$101,607

Inventories expensed during the three months ended June 30, 2018, was $32,244 (three months ended June 30, 2017 - $16,088).

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

7.	PREPAID EXPENSES AND OTHER ASSETS AND OTHER LONG-TERM ASSETS

(a) Prepaid expenses and other assets

The Company’s prepaid expenses and other assets consists of the following:

	June 30,	March 31,
	2018	2018
Prepaid expenses	$11,553	$7,358
Prepaid deposits	9,233	842
Prepaid packaging	7,460	8,774
Restricted short-term investments	1,876	664
Other assets	6,015	2,199

	$36,137	$19,837

(b) Other long-term assets

The Company’s other long-term assets consists of the following:

	June 30,	March 31,
	2018	2018
Property, plant, and equipment deposits	$13,261	$6,487
Purchase option on production facility	8,739	-
Prepaid rent	3,190	-
Upfront lease payment	1,783	1,853

	$26,973	$8,340

On May 4, 2018, the Company entered into an agreement to lease a production facility in Newfoundland, that is expected to commence in February 2019. The annual lease payments are $4,988 plus operating costs. The Company also has the option to purchase the production facility from the lessor beginning five years after the commencement date of the lease. The Company paid $8,739 for this purchase option by way of the issuance of 332,009 shares on May 11, 2018. As part of the arrangement, the Company provided an interest free construction loan of $10,000 to the lessor which is to be repaid the earlier of the lessor obtaining construction financing and the Company’s purchase of the production facility under the purchase option noted above. The Company expects that the loan will be outstanding until the Company exercises the purchase option. The fair value of the loan on initial recognition was $6,810 based on a market interest rate of 6.7% and an expected term of 69 months. The difference of $3,190 has been recognized as prepaid rent and has been included in other long-term assets in the consolidated statements of financial position along with the $8,739 related to the purchase option.

8.	Property, plant and equipment

A continuity of property, plant and equipment for the three months ended June 30, 2018 is as follows:

COST
	Balance at		Additions	Transfers/	Balance at
	April 1,		from	disposals/	June 30,
	2018	Additions	acquisitions	exchange differences	2018
Computer equipment	$6,241	$2,016	$-	$902	$9,159
Office/lab equipment	1,720	132	-	3	1,855
Furniture and fixtures	1,381	1,436	-	-	2,817
Production equipment	28,764	15,794	-	26,043	70,601
Leasehold improvements	22,482	11,865	-	4,073	38,420
Building and improvements	67,513	105	-	-	67,618
Greenhouse and improvements	4,095	-	-	-	4,095
Land and improvements	8,470	289	-	-	8,759
Warehouse equipment	167	-	-	-	167
Assets in process	176,998	150,076	-	(32,896)	294,178
Total	$317,831	$181,713	$-	$(1,875)	$497,669

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

ACCUMULATED DEPRECIATION
	Balance at		Transfers/	Balance at
	April 1,		disposals/	June 30,
	2018	Depreciation	exchange differences	2018
Computer equipment	$1,900	$445	$4	$2,349
Office/lab equipment	479	109	2	590
Furniture and fixtures	218	52	-	270
Production equipment	2,730	1,612	(57)	4,285
Leasehold improvements	3,452	560	(3)	4,009
Building and improvements	4,821	833	15	5,669
Greenhouse and improvements	513	44	-	557
Land and improvements	30	3	-	33
Warehouse equipment	6	3	-	9
Total	14,149	3,661	(39)	17,771
Net book value	$303,682			$479,898

During the three months ended June 30, 2018, the assets in process additions were $150,076 of which $67,810, $20,431, and $12,496 related to the expansion or growing operations at Smiths Falls Ontario, both BC locations, and Fredericton New Brunswick, respectively. The remaining $49,339 was for ongoing projects at the Company’s other subsidiaries.

9.	acquisitions

The following table summarizes the balance sheet impact on the acquisition date of the Company’s business combinations that occurred in the period ended June 30, 2018:

	DCL	Other
	(i)	(ii)
Cash and cash equivalents	$496	$(37)
Amounts receivable	-	-
Subscription receivable	-	-
Inventory	-	-
Prepaids and other assets	-	83
Property, plant and equipment	-	-
Goodwill	25,973	1,538
Accounts payable and accrued liabilities	(573)	(16)
Deferred tax liability	-	-
Net assets	25,896	1,568
Non-controlling interests	-	-
Net assets acquired	$25,896	$1,568

Consideration paid in cash	$500	$-
Consideration paid in shares	24,702	1,568
Future cash consideration	-	-
Other consideration	-	-
Contingent consideration	694	-
Total consideration	$25,896	$1,568

Consideration paid in cash	$500	$-
Less: Cash and cash equivalents acquired	(496)	37
Net cash outflow	$4	$37

Acquisition-related costs expensed	$28	$63

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes.

(i) DaddyCann Lesotho PTY Ltd.

On May 30, 2018, the Company purchased 100% of the issued and outstanding shares of DaddyCann Lesotho PTY Ltd. (“DCL”). Based in the Kingdom of Lesotho, DCL holds a license to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin.

On closing 666,362 common shares were issued to former shareholders of DCL at a price of $37.07 per share for consideration of $24,702. An additional 33,318 common shares of the Company will be issued on the achievement of a licensing milestone. These shares have been accounted for as equity classified contingent consideration. Management assessed the probability and timing of achievement and then discounted to present value using a put option pricing model in order to derive a fair value of the contingent consideration of $694. There was also the effective settlement of a note receivable of $500 for total consideration of $25,896.

An additional 299,863 common shares of the Company will be issued to the former shareholders of DCL contingent on the performance of future services and the achievement of certain operational milestones. These are being accounted for as share-based compensation expense. The fair value on the grant date of May 30, 2018 of $11,116 will be amortized over the expected vesting period.

The accounting for this acquisition has only been provisionally determined at June 30, 2018. Fair value of net assets acquired and total consideration have been determined provisionally and subject to adjustment. Upon completion of a comprehensive valuation and finalization of the purchase price allocation, goodwill will be adjusted retrospectively to the acquisition date in future reporting periods.

For the period ended June 30, 2018, DCL contributed a loss of $65.

(ii) Other fiscal 2019 acquisitions

On April 16, 2018 the Company acquired Annabis Medical s.r.o. a company that imports and distributes cannabis products pursuant to federal Czech licenses. Under the terms of the agreement the Company issued 50,735 common shares on closing for total consideration of $1,568. An additional 34,758 common shares will be issued contingent on future services and the achievement of certain milestones. These shares are being accounted for as share based compensation and being amortized over the expected vesting period. The accounting for this acquisition has only been provisionally determined at June 30, 2018.

10.	Intangible assets and goodwill

A continuity of the intangible assets for the three months ended June 30, 2018 is as follows:

COST
	Balance at		Additions			Balance at
	April 1,		from	Disposals/	Exchange	June 30,
	2018	Additions	acquisitions	adjustments	differences	2018
Health Canada licenses	$64,600	$-	$-	$-	$-	$64,600
Distribution channel	38,900	-	-	-	-	38,900
Brand	6,042	-	-	-	-	6,042
Import license	841	-	-	-	16	857
Software	1,455	38	-	-	3	1,496
Domain name	54	-	-	-	-	54
Intangibles in process	2,144	2,462	-	-	-	4,606
Internally generated intangibles in process	326	315	-	-	-	641
Total	$114,362	$2,815	$-	$-	$19	$117,196

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

ACCUMULATED AMORTIZATION
	Balance at				Balance at
	April 1,		Disposals/	Exchange	June 30,
	2018	Amortization	adjustments	differences	2018
Health Canada licenses	$2,624	$475	$-	$-	$3,099
Distribution channel	9,077	1,945	-	-	11,022
Import license	219	108	-	4	331
Software	863	104	-	1	968
Domain name	53	-	-	-	53
Total	12,836	2,632	-	5	15,473
Net book value	$101,526				$101,723

A continuity of goodwill for the 3 months ended June 30, 2018 is as follows:

As at April 1, 2018	$314,923
Additions from acquisitions of subsidiaries	27,511
Exchange differences	(2,060)
As at June 30, 2018	$340,374

The product rights are contained in the licensing and distribution agreement (“Licensing Agreement”) between Bedrocan Canada Inc. (“Bedrocan Canada”), a wholly owned subsidiary of the Company and Bedrocan International BV (“Bedrocan International”). On July 14, 2017, Bedrocan Canada commenced arbitration proceedings against Bedrocan International seeking performance of Bedrocan International’s contractual obligations under the Licensing Agreement. During the fourth quarter of fiscal 2018 the Company initiated settlement negotiations with Bedrocan International which would include the orderly termination of the Licensing Agreement. As a result of these developments, management estimated that the recoverable amount for these product rights would be minimal, and an impairment loss of $28,000 was recognized in the year ended March 31, 2018. Following this impairment, the carrying amount of these product rights was nil.

On June 11, 2018 the Company announced that it had reached an agreement with Bedrocan International to bring the Licensing Agreement to a close. As part of this agreement, Bedrocan Canada and Bedrocan International will discontinue the previously announced arbitration proceedings and Bedrocan Canada will decrease and then end the production and sale of Bedrocan products within the calendar year. Canopy Growth will retain the licensed production facility, licensed sales facility, and all associated licenses owned and operated by Bedrocan Canada. Management will redeploy these facilities, free of the current royalty structure and fixed production practices. As a result of this agreement, in the first quarter of fiscal 2019 the Company has derecognized these product rights.

11.	CANOPY RIVERS

Canopy Growth currently holds 36,468,318 Class A shares of Canopy Rivers and 4,673,938 Class B shares unchanged from March 31, 2018. Through these common shares, the Company’s ownership interest in Canopy Rivers is 30.07% and it holds 88.5% of the voting rights (March 31, 2018 – 31.5% and 89.1 % respectively). The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in these financial statements.

Seed capital options

On the formation of Canopy Rivers in May 2017 10,066,668 Class B common shares were paid for through share purchase loans, whereby funds were advanced to Canopy Rivers by Canopy Growth on behalf of certain employees of Canopy Growth and another individual. Under the share purchase loan, Canopy Growth’s recourse is limited to the shares purchased by the employees and the individual. Accordingly, it is accounted for as a grant of options to acquire shares of Canopy Rivers at $0.05 per Class B common share. The shares treated as options will be considered exercised on the repayment of the loan. The shares purchased by employees and the consultant have been placed in trust and vest in 3 equal tranches over 3 years if the employees remain as employees of Canopy Growth and the individual remains as a consultant and the loan is repaid. In certain cases, there are also additional performance targets.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The shares treated as options were measured at fair value on May 12, 2017 using a Black-Scholes model and will be expensed over their vesting period. Shares issued to non-employees will be remeasured until their performance is complete. Where there are performance conditions in addition to service requirements, Canopy Growth has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period.

On May 8, 2018 share purchase loans in the amount of $288 were repaid, resulting in the release from escrow of 5,750,000 shares. The remaining unamortized expense relating to these shares of $1,459 was recorded in the period. For the 3 months ended June 30, 2018, the Company recorded $1,260 in share-based compensation expense related to the 3,483,333 remaining shares which were acquired by way of the share purchase loan with a corresponding increase to non-controlling interests.

Stock options

To June 30, 2018 Canopy Rivers has granted 5,030,000 options to purchase Class B common shares to employees of Canopy Growth and 2,440,000 options to purchase Class B common shares to consultants of Canopy Growth. The options have a weighted average exercise price of $0.80 per Class B common shares and are exercisable in increments, with one third being exercisable on each of the first, second and third anniversaries from the date of grant. The expiry date of the options ranges from December 4, 2022 to June 25, 2023. The options were measured at fair value at the date of issuance using a Black-Scholes model and will be expensed over their vesting period. Shares issued to non-employees will be remeasured until their performance is complete. For the quarter ended June 30, 2018, the Company recorded $2,463 (quarter ended June 30, 2017 - $nil) in share-based compensation expense related to this arrangement with a corresponding increase to non-controlling interests.

12.	Non-controlling Interests

The following table presents the summarized financial information about the Company’s subsidiaries that have non-controlling interests. This information represents amounts before intercompany eliminations.

As at June 30, 2018	Canopy Rivers	Tweed JA	Vert Mirabel
Cash and cash equivalents	$20,090	$1	$5,672
Amounts receivable	545	-	1,916
Subscription receivable	-	927	-
Prepaid expenses and other assets	228	-	94
Investments in associates	45,601	-	-
Other financial assets	69,770	-	-
Property, plant and equipment	2,610	2,463	17,360
Preferred shares	15,000	-	-
Goodwill	-	1,973	5,625
Intangible assets	-	15	-
Accounts payable and accrued liabilities	(1,052)	(462)	(5,079)
Other current liabilities	(12)	-	(176)
Other long-term liabilities	(29,232)	-	(23,375)
Deferred tax liability	(4,745)	-	-
Non-controlling interests	(84,760)	(1,566)	(1,049)
Equity attributable to Canopy Growth	$34,043	$3,351	$988

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The net change in the non-controlling interests is as follows:

	Canopy Rivers	Tweed JA	Vert Mirabel	Other non- material interests[1]	Total
As at April 1, 2018	$80,844	$1,686	$2,155	$(220)	$84,465
Net (loss)/income	(9,377)	(120)	(1,109)	(95)	(10,701)
Other comprehensive income	7,073	-	-	-	7,073
Share-based compensation	5,183	-	-	-	5,183
Ownership changes	1,037	-	3	-	1,040
As at June 30, 2018	$84,760	$1,566	$1,049	$(315)	$87,060

1 Includes the non-controlling interests in Groupe H.E.M.P. CA and Spectrum Chile S.A.

The difference between the consideration paid by the non-controlling interests and the net assets acquired results in a decrease in equity attributable to the parent of $496 relating to Canopy Rivers and $3 relating to Vert Mirabel.

13.	Investments In ASSOCIATES And Joint VEntures

The following table outlines changes in the investments in associates that are accounted for using the equity method. In accordance with IAS 28 Investments in Associates and Joint Ventures, in cases where the Company does not have the same reporting date as its associates the Company will account for its investment one quarter in arrears. Accordingly the share of net income (loss) in the following table is based on values at March 31, 2018 with adjustments for any significant transactions.

				Balance at		Share of net		Balance at
			Participating	March 31,		(loss)/	Interest	June 30,
Entity	Instrument	Note	share	2018	Additions	income	income	2018
Agripharm	shares		40.0%	$38,479	$-	$91	$-	$38,570
PharmHouse	shares	13(i)	49.0%	-	29,232	-	-	29,232
TerrAscend	shares		23.8%	16,912	-	(559)	-	16,353
Radicle	convertible debenture		23.8%	4,754	-	(59)	(62)	4,633
Civilized	convertible debenture	13(ii)	18.2%	-	3,665	-	(103)	3,562
CHI	shares		42.9%	2,961	-	(2,042)	-	919
Bedrocan Brasil	shares		39.8%	-	-	-	-	-
Entourage	shares		40.0%	-	-	-	-	-
				$63,106	$32,897	$(2,569)	$(165)	$93,269

(i)

On May 7, 2018 Canopy Rivers and 2615975 Ontario Limited (the “Joint Venture Partner) entered into an agreement to form a new company, 10730076 Canada Inc. (“‘PharmHouse”) with the intent of PharmHouse becoming a licensed producer of cannabis in Ontario. In exchange for $1, a commitment to provide $9,800 in financing, and the issuance of 14,400,000 warrants of Canopy Rivers to the Joint Venture Partner, Canopy Rivers received a 49% interest in PharmHouse and a global non-competition agreement from the Joint Venture Partner. The warrants are exercisable for a period of two years following the date that PharmHouse receives a license to sell cannabis at an exercise price which is the lesser of $2.00 per share and the price of a defined liquidity event. The warrants represent a derivative liability that is initially measured at fair value and subsequently remeasured to its fair value at the end of each reporting period. The fair value of the warrants at inception and at June 30, 2018 was estimated to be $29,232.

Canopy Rivers has joint control over PharmHouse, which has been determined to be a joint venture, and therefore will be accounted for using the equity method.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

As part of the arrangement, Canopy Rivers also entered into a services agreement with PharmHouse whereby, upon PharmHouse receiving its license to sell cannabis, Canopy Rivers is required to arrange for buyers to purchase 25% of the cannabis produced by PharmHouse at a fixed price until December 31, 2020. Additionally, Canopy Growth has agreed to purchase from PharmHouse 10% of the cannabis it produces for a fixed price until December 31, 2020. If either Canopy Rivers or Canopy Growth is unable to arrange for buyers to purchase the required cannabis or purchase the required cannabis from PharmHouse, respectively, then a penalty is due equal to the amount otherwise payable under the agreements.

PharmHouse has also agreed to provide Canopy Rivers with a right of first offer of up to 50% to the cannabis produced by PharmHouse. The right of first offer percentage is reduced by the services and purchase agreements noted above.

(ii)

During the first quarter of fiscal 2019 Canopy Rivers advanced $5,000 to Civilized Worldwide Inc. (“Civilized”) under a convertible debenture. The debenture bears interest at 14% and matures on the maturity date being the earliest of i) 2 years, ii) the date that Civilized lists on a recognized stock exchange. In addition, Canopy Rivers received a warrant to acquire additional Class A common shares for $3,500.

On the maturity date the convertible debenture is convertible into 18.2% of the common shares and this interest, together with other rights provided under the agreements, give Canopy Rivers significant influence over the investee and Canopy Rivers is accounting for the investment using the equity method.

The warrant is exercisable the later of May 7, 2021 and two years from when the Company becomes a public company. The exercise price is the lower of the price of the subsequent round and the price per common share obtained by dividing $40,000 by the issued and outstanding shares at the date of exercise. The warrant was initially measured at its fair value of $1,335 using a Black-Scholes option pricing model and the residual amount of $3,665 represents the initial cost of its equity investment.

14.	Other Financial Assets

The following table outlines changes in other financial assets. Additional details on how fair value is calculated is included in Note 25.

Accounting
Entity	Instrument	Note	method
TerrAscend	warrants		FVTPL
AusCann	shares		FVOCI
AusCann	options		FVTPL
HydRx	shares	14(i)	FVOCI
HydRx	warrants	14(i)	FVTPL
LiveWell	shares	14(ii)	FVOCI
JWC	shares	14(iii)	FVOCI
JWC	warrants	14(iii)	FVTPL
JWC	royalty interest		FVTPL
Due from 80521 Newfoundland & Labrador Limited	loan receivable	7	amortized cost
Solo Growth	shares	14(iv)	FVOCI
Good Leaf	shares	14(v)	FVOCI
Good Leaf	warrants	14(v)	FVTPL
Agripharm	royalty interest / repayable debenture	14(vi)	FVTPL
Agripharm	warrants		FVTPL
Radicle	repayable debenture	14(vii)	FVTPL
Vapium	shares		FVOCI
Civilized	warrants	13(i)	FVTPL

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

		Balance at					Disposal /	Balance at
		March 31,				Interest	exercise of	June 30,
Entity	Instrument	2018	Additions	FVOCI	FVTPL	Revenue	warrants	2018
TerrAscend	warrants	$75,154	$-	$-	$(15,630)	$-	$-	$59,524
AusCann	shares	39,086	-	(9,226)	-	-	-	29,860
AusCann	options	10,487	-	-	(2,507)	-	-	7,980
HydRx	shares	12,401	-	-	-	-	5,210	17,611
HydRx	warrants	5,210	-	-	-	-	(5,210)	-
LiveWell	shares	-	250	17,105	-	-	-	17,355
JWC	shares	10,591	2,124	(3,706)	-	-	-	9,009
JWC	warrants	814	176	-	(567)	-	-	423
JWC	royalty interest	2,662	-	-	(5)	-	-	2,657
Due from 80521 Newfoundland & Labrador Limited	loan receivable	-	6,810	-	-	71	-	6,881
Solo Growth	shares	-	2,765	6,939	-	-	-	9,704
Good Leaf	shares	-	4,566	45	-	-	-	4,611
Good Leaf	warrants	-	912	-	9	-	-	921
Agripharm	royalty interest / repayable debenture	2,326	2,000	-	(346)	-	-	3,980
Agripharm	warrants	447	-	-	26	-	-	473
Radicle	repayable debenture	3,075	1,000	-	(139)	-	-	3,936
Vapium	shares	1,210	-	-	-	-	-	1,210
Civilized	warrants	-	1,335	-	(188)	-	-	1,147
		$163,463	$21,938	$11,157	$(19,347)	$71	$-	$177,282

(i)

HydRx Farms Ltd. (“HydRx”), operates as Scientus Pharma Inc. In the quarter ended June 30, 2018, the Company completed a cashless exercise of the 1,860,680 warrants in exchange for 1,302,476 common shares. At June 30, 2018 the Company holds 4,402,783 common shares in HydRx which represents a 9.6% ownership interest.

(ii)

On April 2, 2018, the Company entered into a strategic agreement with LiveWell Foods Canada Inc. (“LiveWell”) and its subsidiary, Artiva Inc. (“Artiva”). LiveWell and Artiva are both ACMPR applicants. This strategic agreement represents an amendment to the original investment agreement that the parties entered into on November 22, 2017. Under the terms of the amended agreement, in exchange for strategic support services, the offering of financial support and a commitment to fund $250 of licensing expenses, Canopy Growth was issued 5,487,642 common shares and Canopy Rivers was issued 5,487,642 common shares of LiveWell, together representing 10% equity interest in LiveWell. The total fair value of this investment on initial recognition was $10,975 resulting in a gain of $10,725 which was deferred until June 20, 2018 when LiveWell became a publicly-traded company. At that time the gain was recognized in other comprehensive income. The shares were remeasured at fair value at June 30, 2018, resulting in a further gain of $6,380 being recorded in other comprehensive income. An additional 5,487,642 common shares, representing an additional 5% equity interest, were placed in escrow and will be released to the Company on the achievement of certain milestones.

LiveWell was provided with the option to draw on up to $20,000 of debt financing from Canopy Rivers (subject to the completion of certain milestones). As of June 30, 2018, the financing offer was not accepted and has expired.

Artiva has agreed to sell the Company 20% of its production for a 20-year term upon receiving its license to sell cannabis. Canopy Rivers is entitled to a royalty of $0.075 for every gram of cannabis purchased from LiveWell and Artiva by the Company.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(iii)

On April 6, 2018, Canopy Rivers subscribed for 2,000,000 subscription receipts in James E. Wagner Cultivation ltd. (“JWC”) for $2,300 in connection with a brokered private placement financing undertaken by JWC. Each receipt entitled Canopy Rivers to one common share in the capital of JWC and one-half of one common share purchase warrant. Each warrant entitled Canopy Rivers to acquire one common share in the capital of JWC for $1.50 for a period of 24 months following a specified date. The offering closed April 27, 2018 and the subscription price was allocated $2,124 to the shares and $176 to the warrants. Canopy Rivers’ ownership interest in JWC is 14.2%.

(iv)

On June 28, 2018 Canopy Rivers acquired 55,300,000 common shares of Solo Growth Corporation (“Solo Growth”) through a private placement for $2,765. The shares are subject to a four month hold period. Canopy Rivers’s ownership interest in Solo Growth is 9.7% of the issued and outstanding shares.

(v)

On April 23, 2018, the Company invested $5,478 in Good Leaf, Inc. (“Good Leaf”) in exchange for 674,709 Series A-1 preferred shares and warrants to acquire 139,432 common shares. The warrants are exercisable at a price of $0.01 per share for a period of 7 years. Following the transaction, the Company’s ownership interest in Good Leaf is 8.8% on a fully diluted basis.

(vi)	In the quarter ended June 30, 2018, Canopy Rivers advanced a further $2,000 under the Agripharm repayable debenture.
(vii)	In the quarter ended June 30, 2018, Canopy Rivers advanced a further $1,000 under the Radicle repayable debenture.

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	March 31,
	2018	2018

Trade payables	$46,125	$46,175
Accrued liabilities	81,123	43,396

Total accounts payable and accrued liabilities	$127,248	$89,571

The accounts payable and accrued liabilities balance of $127,248 (March 31, 2018 – $89,571) is comprised of amounts for property, plant and equipment of $84,460 (March 31, 2018 – $62,034), professional fees of $9,848 (March 31, 2018 – $7,391), compensation related liabilities of $7,692 (March 31, 2018 – $5,747), and other miscellaneous liabilities of $25,248 (March 31, 2018 – $14,399).

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

16.	Long-term debt AND other Long-TERM LIABILITIES

(a)	Long-term debt
		June 30,	March 31,
	Maturity Date	2018	2018
Convertible senior notes at 4.25% interest with semi-annual interest payments	July 15, 2023
Principal amount		$600,000	$-
Accrued interest		990	-
Non-credit risk fair value adjustment (FVTPL)		1,830	-
Credit risk fair value adjustment (FVOCI)		9,420	-
		612,240	-

Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 4.9%	August 1, 2021	$2,666	$2,777

Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 5.3%	December 1, 2019	1,023	1,089

Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 4.8%	December 1, 2020	2,547	2,648

Term loan at 10% interest with monthly repayment	October 1, 2024	1,522	1,564

Finance lease obligations with interest rates between 5.9%-17.1%, and terms between 2-5 years, liens against the related leased equipment		290	344
		620,288	8,422
Less: current portion		(2,539)	(1,557)
Long-term portion		$617,749	$6,865

Convertible senior notes

On June 20, 2018, the Company issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes bear interest at a rate of 4.25% per annum, payable semi-annually on January 15th and July 15th of each year commencing from January 15, 2019. The notes will mature on July 15, 2023. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the revolving credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the notes may convert the notes at their option at any time from January 15, 2023 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 20.7577 common shares for every $1 principal amount of notes (equal to an initial conversion price of approximately $48.18 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from September 30, 2018 to January 15, 2023, if (i) the market price of the Company common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of the Company’s common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The Company could not redeem the notes prior to July 20, 2021, except in the event of certain changes in Canadian tax law. On or after July 20, 2021, the Company could redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the conversion price on each applicable trading day. The Company may also redeem the notes, if certain tax laws related to Canadian withholding tax change subject to certain further conditions. The redemption of notes in either case shall be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has classified the entire notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value excluding the impact of the change in fair value related to Company’s own credit risk being recorded immediately in the statement of operations and changes in fair value related to the Company’s own credit risk through OCI. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the statement of operations in the amount of $16,045.

The notes are measured at fair value on each financial reporting period-end date.

The overall change in fair value of the notes during the quarter ended June 30, 2018 was $12,540 which included accrued contractual interest of $990.

Mortgages and Term Loans

The mortgage with a maturity date of August 1, 2021 is secured by a first charge mortgage on the Tweed Farms property, a first position on a Tweed Farms general security agreement and a specific security interest, backed by a corporate guarantee from the Company.

The mortgage with a maturity date of December 1, 2019 is secured by a first charge on the Tweed Farms property.

In respect of the mortgage with a maturity date of December 1, 2020, the mortgage is secured by a first charge on the Mettrum Bowmanville property.

The mortgages payable, all with Farm Credit Canada, a Canadian Crown Corporation can be prepaid at any time but is subject to a prepayment fee equal to the greater of (a) three months’ interest on the amount being prepaid or (b) the amount of interest lost by the lender over the remaining term of the loan on the amount being prepaid.

The Company also has revolving lines of credit for up to $5,500 with Farm Credit Corporation, with variable interest rates based on the CIBC prime rate plus 1.2% with a 5 year term and interest only payments on drawn amounts, but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at June 30, 2018 and March 31, 2018.

The term loan was added to the existing lease agreement for the Toronto facilities and is held by a related party. The loan accrues interest at 10% annually and is payable over the initial ten-year term of the amended lease to October 1, 2024 by way of additional monthly rent of $27, which includes principal and interest payments.

(b)	Long-term financial liabilities

At June 30, 2018 other long-term liabilities of $108,732 (March 31, 2018 – $61,150) is comprised of the BC Tweed Put Liability with a fair value of $72,600 (March 31, 2018 – $56,300) and the Vert Mirabel Put Liability with a fair value of $6,650 (March 31, 2018 – $4,850). It also includes the derivative liability of $29,232 (March 31, 2018 – $nil) arising from the issuance of warrants by Canopy Rivers (see Note 11) and a commitment to fund $250 of licensing expenses related to the strategic agreement with LiveWell (see Note 14 (ii)).

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

BC Tweed has entered into call/put option agreements with the Partner to acquire all of the limited partnership units of the limited partnerships which hold the greenhouses and related property. Since these options represent options to acquire the limited partnership units, the options will be accounted for as derivative financial instruments which will be recognized initially and subsequently at fair value through profit or loss. The fair value of these options is $nil as the exercise price of the option approximates the fair value of the limited partnership units.

17.	ReconcIliation of liabilities arising from financing activities

			Non-cash changes
	April 1,		Acquisition/	Fair value	June 30,
	2018	Cash flows	Disposal	adjustment	2018
Long-term borrowings	$8,078	$(320)	$-	$-	$7,758
Convertible senior note	-	600,000	-	12,240	612,240
Finance lease obligations	344	(54)	-	-	290
Long-term debt	$8,422	$599,626	$-	$12,240	$620,288

18.	Share capital

(a) Authorized

An unlimited number of common shares.

(i)	Equity Raises

For the three months ended June 30, 2018 and June 30, 2017, no equity financings occurred.

(ii)	Acquisitions

During the three months ended June 30, 2018 the Company issued the following shares as a result of business combinations that occurred in the current or prior periods:

	Notes	Number of Shares	Share Capital	Share Based Reserve
Issuance of shares for Annabis acquisition - net of share issue costs of $10	9(ii)	50,735	$1,558	$-
Issuance of shares for DCL acquisition - net of share issue costs of $58	9(i)	666,362	24,644	694
Total acquisition related share issuances		717,097	$26,202	$694

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(iii)	Other

During the three months ended June 30, 2018 the Company’s other share issuances were comprised of:

	Notes	Number of Shares	Share Capital	Share Based Reserve
Shares issued for lease purchase option from 80521 Newfoundland & Labrador Limited - net of share issue costs of $25	7	332,009	$8,714	$-
Shares issued relating to the Spectrum Cannabis Denmark ApS milestone - net of share issue costs of $21	18( c)	250,817	2,433	(2,454)
Shares released from escrow relating to the Vert Mirabel milestone - net of share issue costs of $12	18( c)	20,641	657	(669)
Shares released from escrow to LBC Holdings, Inc.		6,274	187	(187)
Total other share issuances		609,741	$11,991	$(3,310)

During the three months ended June 30, 2018, 6,274 (three months ended June 30, 2017 – 21,959) common shares were released from escrow under the agreement with LBC Holdings, Inc., a company controlled by the artist known as Snoop Dogg. The remaining 18,823 common shares are escrowed for release, subject to meeting certain service criteria.

(iv)	Warrants

	Number of whole warrants	Average exercise price	Warrant value	Expiry date
Balance at March 31, 2018	18,912,012	$12.96	$70,454
Exercise of warrants	(35,110)	3.80	(189)
Expiry of warrants	(1)	3.80	-
Balance at June 30, 2018	18,876,901	$12.98	$70,265

(b) Omnibus plan

On September 15, 2017, shareholders approved an Omnibus Incentive Plan (“Omnibus Plan”) pursuant to which it is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company are eligible to receive awards of common share purchase options (“Options”) restricted share units (“RSUs”), deferred share units (“DSUs”), stock appreciation rights (“Stock Appreciation Rights”), restricted stock (“Restricted Stock”), performance awards (“Performance Awards”) or other stock based awards (collectively, the “Awards”), under the Omnibus Plan. In addition, shareholders also approved the 2017 Employee Stock Purchase Plan of the Company (the “Purchase Plan”).

Under the Purchase Plan, the aggregate number of common shares that may be issued is 400,000, and the maximum number of common shares which may be issued in any one fiscal year shall not exceed 200,000.

Under the Omnibus Plan as at June 30, 2018, the maximum number of shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding shares from time to time less the number of shares issuable pursuant to all other security-based compensation arrangements of the Company (being the existing employee stock option plan ("ESOP") and the Purchase Plan). The maximum number of common shares reserved for Awards is 20,155,006 at June 30, 2018. As of June 30, 2018, the only Awards issued have been options under the ESOP and 82,088 RSUs. No shares have been issued under the Purchase Plan as it has not yet been implemented.

The ESOP is administered by the Board of Directors of the Company who establishes exercise prices, at not less than the market price at the date of grant, and expiry dates. Options under the Plan generally remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, and has expiry dates set at six years from issuance. The Board of Directors has the

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

discretion to amend general vesting provisions and the term of any award, subject to limits contained in the Plan.

The following is a summary of the changes in the Company’s ESOP options during the period:

	Options issued	Weighted average exercise price
Balance outstanding at March 31, 2018	17,245,835	$12.95
Options granted	2,595,000	40.51
Options exercised	(637,187)	8.00
Options forfeited/cancelled	(234,153)	21.00
Balance outstanding at June 30, 2018	18,969,495	$16.79

The Company recorded $13,546 in share-based compensation expense related to options issued to employees for the three months ended June 30, 2018 (for the three months ended June 30, 2017 - $2,512) and $2,096 in share-based compensation expense related to options issued to contractors (for the three months ended June 30, 2017 - $11). For the quarter ended June 30, 2018 compensation expense includes an amount related to 420,000 options being provided in exchange for services which are subject to performance conditions.

In determining the amount of share-based compensation related to options issued during the year, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the three months ended June 30, 2018 and 2017 on their measurement date by applying the following assumptions:

	June 30,	June 30,
	2018	2017

Risk-free interest rate	2.01%	1.19%
Expected life of options (years)	3 - 5	1 - 6
Expected annualized volatility	70%	62%
Expected forfeiture rate	12%	10%
Expected dividend yield	nil	nil
Black-Scholes value of each option	$21.55	$3.89

Volatility was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. Beginning the fourth quarter of Fiscal 2017, the Company began using its own historical volatility. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

The Company recorded $5,183 (three months ended June 30, 2017 – $395) in share-based compensation expense related to the issuance of shares and options in Canopy Rivers to employees and consultants (refer to Note 11).

During the three months ended June 30, 2018, 637,187 ESOP options were exercised ranging in price from $1.72 to $11.80 for gross proceeds of $5,096.

During the three months ended June 30, 2018 the Company issued 82,088 RSUs to consultants of the Company of which 52,781 vested immediately and 29,307 vest over 5 years. The Company recorded $2,247 in share-based compensation expense related to these RSUs (three months ended June 30, 2017 – $nil).

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(c) Share-based compensation expense related to acquisition and asset purchase milestones

Share-based compensation expense related to acquisition milestones is comprised of:

				Compensation expense
	Notes	Released during Q1/2019	Remaining shares to be issued on completion of milestones	June 30, 2018 (3 months)	June 30, 2017 (3 months)
Apollo/Bodystream		-	1,941,804	$2,606	$1,044
Spektrum Cannabis GmBH		-	22,778	90	86
Spot		-	21,990	115	-
Spectrum Denmark		250,817	1,655,396	1,901	-
BC Tweed		-	221,821	433	-
Vert Mirabel		20,641	49,997	573	-
Green Hemp		-	24,576	229	-
Intellectual property acquisition		-	28,516	345	-
Annabis	9(ii)	-	34,758	186	-
DCL	9(i)	-	299,863	617	-
				$7,095	$1,130

In certain cases the number of shares to be issued is based on the volume weighted average share price at the time the milestones are met. The number of shares has been estimated assuming the milestones were met at June 30, 2018.

(d) Other share based payments

The Company also recorded a gain of $nil for the quarter ended June 30, 2018 (June 30, 2017 - $37) in share-based compensation expense for escrowed shares issued on the acquisition of MedCann Access that were related to employment.

In addition, the Company recorded share based payment expense of $112 (June 30, 2017 – gain of $53) related to shares provided in exchange for sales and marketing services. The Company has determined that the sales and marketing services received are best measured by reference to the fair value of the equity granted as the services are rendered. This expense is recorded in sales and marketing expenses.

On October 20, 2017, the Company agreed to issue 79,717 common shares in payment of royalties. The Company will record the expense over the subsequent year. The Company recorded an expense of $672 in cost of sales for the period ended June 30, 2018 related to this arrangement (June 30, 2017 – $nil).

19.	OTHER EXPENSE, NET

		June 30,	June 30,
	Notes	2018	2017

Fair value changes on financial assets classified as FVTPL	14	$(19,347)	$(3,500)
Convertible debt issuance costs	16(a)	(16,045)	-
Fair value changes on financial liabilities designated as FVTPL	16(a)	(2,820)	-
Fair value increase in BC Tweed Put Liability and Vert Mirabel Put Liability	16(b)	(18,100)	-
Gain/loss disposal of property, plant and equipment		(1,872)	(126)
Other expense, net		(2,242)	25

Total other expense, net		$(60,426)	$(3,601)

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

20.	Expenses by nature

Operating expenses and cost of sales are presented on the face of the condensed interim consolidated statements of operations using a classification based on the functions “Cost of sales (recovery),” “Sales and marketing,” “Research and development,” and “General and administration.” The Company also presents other material operating expenses separately as they were deemed to be items of dissimilar function.

Operating expenses and cost of sales totalled $56,622 and $20,113 for the three months ended June 30, 2018 and 2017. Total operating expenses and cost of sales were distributed by nature as follows:

	June 30,	June 30,
	2018	2017
	(3 months)	(3 months)
		(Restated - see note 3)

Employee compensation and benefits	$22,652	$9,940
Raw materials used and consumables	8,123	2,543
Other costs of sales	6,319	1,695
Net valuation gains related to inventory and biological assets	(51,759)	(12,940)
Share-based compensation	30,951	3,958
Acquisition-related costs	1,883	836
Depreciation and amortization	6,293	5,057
Legal and professional fees	3,761	1,416
Royalties	755	529
Consultants	8,457	1,073
Facility expenses	7,627	1,302
Patient assistance	2,138	1,678
Marketing and promotion	3,144	640
Office expenses	2,951	1,224
Travel and other employee expenses	2,734	808
Bank and payment processor fees	593	354

Total	$56,622	$20,113

21.	Earnings per share

Net income per common share represents the net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted net income per common share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. As at June 30, 2018 and 2017, all instruments were anti-dilutive.

22.	Related parties

The Company leases premises for the two Bedrocan facilities in Toronto from a company controlled by a director of the Company. The leases expire on October 15, 2018 (with 3 separate options to renew for an additional period of 5 years) and August 31, 2024. Included in the expenses for the three months ended June 30, 2018 for rent and operating costs was $999 (for the three months ended June 30, 2017 - $197). In addition to the leased premises, this company also provided consulting services of $78 (three months ended June 30, 2017 - $nil). The Company had $42 owing in accounts payable and accrued liabilities at June 30, 2018 (March 31, 2018 - $137).

The CEO is providing consulting services to the Company at $55 per quarter and is eligible for up to an annual $300 bonus, representing his sole cash compensation. For the three months ended June 30, 2018 consulting expenses including travel totaled $55 (for the three months ended June 30, 2017 - $130). The Company had $300 owing in accounts payable and accrued liabilities at June 30, 2018 (March 31, 2018 - $375). All amounts exclude HST.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The Company currently has a loan payable to a director of the Company. Included in interest expense for the three months ended June 30, 2018 was an amount of $39 (for the three months ended June 30, 2017 - $45). At June 30, 2018, the loan balance was $1,522 (March 31, 2018 - $1,564) (refer to Note 16).

During the three months ended June 30, 2018, $269 was expensed in director’s fees (for the three months ended June 30, 2017 - $211). The Company had $nil owing in accounts payable and accrued liabilities to directors at June 30, 2018 and March 31, 2018.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

23.	Commitments and contingencies

(a) The Company leases production and retail space under operating leases which range in expiration from July 2018 to October 2037 and also has royalty, equipment and other commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

(b) In March 2015, a claim was commenced against Canopy Growth Corporation by the former CEO for $330 in specified damages for breach of contract and wrongful dismissal. The litigation process will continue into the foreseeable future unless settled. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

(c) Prior to its acquisition by the Company, Mettrum had initiated voluntary Type III recalls for products where trace amounts of an unauthorized pesticide was found to have been applied in certain Mettrum products. A Type III recall refers to a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. In March 2017, two separate class action lawsuits relating to the Mettrum recalls were initiated naming Mettrum Health Corp. as respondent.

The proposed action seeks damages for the proposed class of individuals who purchased the products affected by the recall. The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

24.	Supplementary cash flow information

The changes in non-cash working capital items are as follows:

	June 30,	June 30,
	2018	2017
		(Restated – see note 3)
Amounts receivable	$(6,321)	$(649)
Prepaid expenses and other assets	(11,667)	(2,098)
Biological assets and inventory	(22,160)	(4,584)
Accounts payable and accrued liabilities	1,791	(500)
Deferred revenue	(133)	120
Other liabilities	-	(28)
Total	$(38,490)	$(7,739)

Non-cash transactions

Excluded from the June 30, 2018 condensed interim consolidated statements of cash flows was a total of $84,864 in accounts payable and accrued liabilities as follows: $84,460 of property, plant and equipment and assets in process purchases and $404 of share issue costs. Included for the June 30, 2018 consolidated statements of cash flows is a total of $49,679 in accounts payable and accrued liabilities as follows: $49,627 of property, plant and equipment and assets in process purchases and $52 of share issue costs.

Excluded from the June 30, 2017 condensed interim consolidated statements of cash flows was a total of $2,171 in accounts payable and accrued liabilities as follows: $2,171 of property, plant and equipment and assets in process purchases and $nil of share issue costs. Included for the June 30, 2017 consolidated

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

statements of cash flows was a total of $3,860 in accounts payable and accrued liabilities as follows: $3,770 of property, plant and equipment and assets in process purchases and $90 of share issue costs.

Cash and cash equivalents consist of the following:

	June 30,	March 31,
	2018	2018
Cash	$657,896	$322,560
Short-term guaranteed investment certificates	-	-
Total cash and cash equivalents	$657,896	$322,560

25.	Financial instruments

(a) Fair value of financial assets and liabilities that are measured at fair value on a recurring basis

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

Financial asset/financial liability	Valuation techniques and key inputs	Key inputs
AusCann shares	Put option pricing model	Quoted prices in active market
AusCann options	Black-Scholes option pricing model	Quoted prices in active market
Convertible senior note	Convertible note pricing model	Quoted prices in over-the-counter broker market
Solo Growth shares	Put option pricing model	Quoted prices in active market
TerrAscend warrants	Black-Scholes option pricing model	Quoted prices in active market

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The following table summarizes the valuation techniques and significant unobservable inputs in the fair value measurement of level 3 financial instruments:

Financial asset/financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Agripharm warrant	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Agripharm royalty interest and repayable debenture	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future royalties	Increase in future royalties to be paid will result in an increase in fair value
BC Tweed and Vert Mirabel put liability	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future wholesale price and production levels	Increase in future wholesale price and production levels will result in an increase in fair value
BC Tweed call option liability	Market approach	Appraised value of property	Increase or decrease in value will result in a increase or decrease in fair value
Civilized shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Civilized warrants	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Good Leaf shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Good Leaf warrants	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
HydRx shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
JWC warrants	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
JWC shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
JWC royalty interest	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future royalties	Increase in future royalties to be paid will result in an increase in fair value
Canopy Rivers warrant liability	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Radicle repayable debenture	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
Vapium shares	Market approach	Share price	Increase or decrease in value of the business will result in an increase or decrease in fair value

During the period, there were no transfers of amounts between levels.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(b) Fair value of financial assets and liabilities that are not measured at fair value but fair value disclosures are required

The carrying values of cash and cash equivalents, amounts receivable and restricted investments and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity. The fair value of loans receivable and mortgages payable approximate their carrying value.

26.	Segmented information

The Company operates in one segment, the production and sale of medical cannabis.

All property, plant and equipment and intangible assets are located in Canada, except for $9,304 which is located outside of Canada.

All revenues were principally generated in Canada during the three months ended June 30, 2018, except for $3,375, related to exported medical cannabis generated outside of Canada (for the quarter ended June 30, 2017 - $325).

27.	Capital management

As at June 30, 2018 total managed capital was comprised of shareholders’ equity and debt of $1,844,751 (March 31, 2018 - $1,251,660).

There were no changes in the Company’s approach to capital management during the year.

The Company is subject to externally imposed restrictions related to covenants on its mortgage payable (refer to Note 16).

28.	Subsequent events
(a)	Agreement to acquire remaining unowned shares in CHI

On May 15, 2018 the Company announced that it had entered in to a definitive arrangement agreement (“Arrangement Agreement”) pursuant to which the Company will acquire all of the remaining unowned shares in CHI. Pursuant to the Arrangement Agreement, shareholders of CHI will receive 0.3790 common shares of the Company for each common share of CHI held (the “Exchange Ratio”). In addition, Canopy Growth will issue options to purchase common shares of the Company in exchange for options previously issued by CHI and Canopy Animal Health based on the Exchange Ratio. The transaction closed on August 3, 2018 and was undertaken by way of a plan arrangement. In aggregate Canopy Growth issued 3,076,930 common shares with a value on the closing date of $104,154 and 568,005 replacement options with an average exercise price of $14.98.

(b)	Canopy Rivers financing

On July 4, 2018, Canopy Rivers entered into a definitive amalgamation agreement with AIM2 Ventures Inc. (“AIM2”) and 10859150 Canada Inc., a wholly-owned subsidiary of AIM2, which outlines the terms and conditions pursuant to which the parties will complete a business combination transaction involving Canopy Rivers and AIM2 (the “Transaction”). The Transaction will result in a reverse takeover of AIM2 by Canopy Rivers and will constitute AIM2’s “Qualifying Transaction” (as such term is defined in Policy 2.4 of the TSX Venture Exchange).

On July 6, 2018, Canopy Rivers completed a private placement offering, pursuant to which Canopy Rivers issued an aggregate of 29,774,857 subscription receipts at a price of $3.50 per subscription receipt for gross proceeds of $104,212. Canopy Rivers issued 28,792,000 subscription receipts pursuant to a brokered offering and 982,857 subscription receipts on a non-brokered basis. The Company invested $15,050 in this private placement. Funds from the private placement are currently being held in escrow pending the completion of the reverse takeover.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(c)	Acquisition of Partner’s interest in BC Tweed

On July 4, 2018 the Company acquired the minority shareholder’s (the “Partner”) 33% interest in the BC Tweed joint operation in exchange for $1 million in cash and up to 12,619,148 shares of the Company with a value on the closing date of $487,730. Payments are milestone-based and will be released over three years based upon the achievement of certain production milestones. The agreement also provided that the call option held by BC Tweed on the limited partnership units of the limited partnerships which hold the greenhouses and related property be amended. In addition, the Company issued 674,821 common shares of the Company to the Partner with a value of $26,082 in exchange for an option to acquire certain future infrastructure, subject to certain conditions.

(d)	Agreement to acquire Hiku Brands

On July 10, 2018 the Company entered into a definitive arrangement agreement (the “Agreement”) pursuant to which Canopy Growth will acquire all of the issued and outstanding common shares of Hiku Brands Company Ltd. (“Hiku”) (the “Transaction”). Under the terms of the Agreement, Hiku shareholders will receive 0.046 of a Canopy Growth common share in exchange for each common share of Hiku (each, a “Hiku Share”), representing the equivalent of C$1.91 per Hiku Share. Under the terms of the Agreement, based on Hiku capitalization on July 24, 2018, the Company will issue 7,476,586 shares, 452,526 replacement options and 1,378,917 replacement warrants. In addition, 55,571 Canopy shares would be issuable on conversion of the unsecured convertible debentures.

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Hiku at a special meeting expected to take place on August 30, 2018. In addition to Hiku shareholder approval, the Transaction is subject to applicable regulatory, court and stock exchange approvals and certain other closing conditions customary in transactions of this nature. No approval of Canopy Growth shareholders is required in connection with the Transaction.

The Agreement includes certain non-solicitation covenants subject to the right of Hiku to accept a superior proposal in certain circumstances, with Canopy Growth having a five-business day right to match any such superior proposal received by Hiku. The Agreement also provides for the payment of a $15,000 termination fee, if the Transaction is terminated in certain specified circumstances. Canopy Growth also advanced $10,000 to Hiku pursuant to a promissory note which Hiku used to pay a termination fee relating to a previous agreement.

(e)	Advance to PharmHouse

On July 19, 2018, Canopy Rivers advanced $9,800 to PharmHouse pursuant to the terms of its shareholders agreement with 2615975 Ontario Limited.

(f)	Special Shareholders Vote

At a Special Meeting of the Shareholders on July 30, 2018 the Shareholders approved an increase in the maximum number of shares issuable from treasury pursuant to Awards under the Omnibus Plan to 15% of the total outstanding shares less the number of shares issuable pursuant to all other security-based compensation arrangements of the Company.

(g)	Acquisition of Columbian Cannabis and Canindica Capital Ltd.

On July 4, 2019, through its wholly owned subsidiary, Canopy LATAM Corporation (“Canopy LATAM”), the Company acquired Spectrum Cannabis Colombia S.A.S. (“Spectrum Cannabis Colombia”), which previously operated as Colombian Cannabis S.A.S. (“Colombian Cannabis”). Leveraging the experience of Canopy Growth, Spectrum Cannabis Colombia will build the necessary facilities to provide for value-added production and sales in Colombia and the broader region. Spectrum Cannabis Columbia holds all required national licenses for the production, manufacturing, and export of cannabis derivatives in Columbia and 126 hectare farm suitable for growing and future operations.

Canopy LATAM has also acquired the issued and outstanding shares of Canindica Capital Ltd ("Canindica"), a company controlled by Antonio Droghetti. Canopy LATAM will be led by Antonio Droghetti as Regional Managing Director.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three Months ended June 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The Company has issued the former shareholders of Spectrum Cannabis Colombia 1,193,237 common shares of the Company on closing. Upon the satisfaction of four further milestones, the Company will issue the former shareholders of Spectrum Cannabis Colombia up to 524,576 common shares of the Company on the completion of each milestone.

The Company will issue the shareholders of Canindica, 595,184 common shares of the Company. Upon the satisfaction of four different milestones, the Company will issue the shareholders of Canindica additional common shares, with each milestone valued at US$9,333 to a maximum value of US$27,333, to be paid out in common shares based upon the 20 day volume weighted average trading price of the Company’s common shares on the TSX on the date prior to the date each such milestone is satisfied.

On July 4, 2023, the Company shall make an extra payment to those parties who had completed all of their milestones by that date. Payment will be made in common shares of the Company based upon the 20-day volume weighted average trading price of the Company’s common shares on the TSX on July 4, 2023. The Company will issue the former shareholder of Spectrum Cannabis Colombia common shares of the Company equal to four percent (4%) of the fair market value of Canopy LATAM. The Company will issue to Canindica, such number of common shares of the Company equal to six percent (6%) of the fair market value of Canopy LATAM.

On August 9, 2018 the Company acquired the non-controlling interest’s 15% share of Spectrum Cannabis Chile SpA, in exchange for cash consideration of US$750.

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